UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Conyers Trust Company (Cayman) Limited,

Cricket Square, Hutchins Drive, P.O. Box 2681,

Grand Cayman, KY1-1111, Cayman Islands

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F ☒                                                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes ☐                                                                          No ☒

PagSeguro Digital Ltd. (NYSE: PAGS)

Q1 26
Consolidated financial statements

May 11, 2026

Investor Relations
https://investors.pagbank.com/
E-mail: ir@pagbank.com

Media Press
Website: http://xcom.net.br
E-mail: pagbank@xcom.net.br

1

investors.pagseguro.com

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for three-month periods ended March 31, 2026 and 2025

Contents

Unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated interim balance sheet	3
Unaudited condensed consolidated interim statements of income	5
Unaudited condensed consolidated interim statements of comprehensive income	6
Unaudited condensed consolidated statements of changes in equity	7
Unaudited condensed consolidated statements of cash flows	8
Notes to the unaudited condensed consolidated financial statements	9

PagSeguro Digital Ltd. Unaudited condensed consolidated interim balance sheet (All amounts in thousands of reais)

	Note	March 31, 2026	December 31, 2025
Assets

Current assets
Cash and cash equivalents	5	1,590,208	1,857,507
Financial investments	6	608,773	590,014
Compulsory reserve	7	4,549,102	4,271,581
Accounts receivable	8	55,478,407	55,563,067
Credit portfolio	9	2,218,418	2,039,215
Receivables from related parties	11	9,860	10,102
Derivative financial instruments	29	-	4,924
Recoverable taxes	10	682,544	366,105
Other receivables		331,403	230,538
Total current assets		65,468,715	64,933,053

Non-current assets

Accounts receivable	8	541,277	498,357
Credit portfolio	9	2,330,531	2,167,152
Receivables from related parties	11	13,978	15,800
Recoverable taxes	10	486,036	745,555
Judicial deposits		128,735	116,220
Deferred income tax and social contribution	22	94,265	86,979
Other receivables		332,378	134,927
Property and equipment	12	2,560,687	2,539,077
Intangible assets	13	3,225,753	3,172,403
Total non-current assets		9,713,640	9,476,470

Total assets		75,182,355	74,409,523

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd. Unaudited condensed consolidated interim balance sheet (All amounts in thousands of reais)

	Note	March 31, 2026	December 31, 2025
Liabilities and equity

Current liabilities
Payables to third parties	14	9,870,274	10,837,816
Checking accounts	16	10,621,669	12,243,699
Obligations to FIDC quota holders	15	1,213,627	1,171,463
Banking issuances	17	19,783,784	18,947,864
Borrowings	21	2,312,014	2,436,846
Derivative financial instruments	29	157,247	123,951
Trade payables		530,329	606,743
Dividends payables	23	376,620	184,686
Payables to related parties	11	264,523	321,282
Salaries and social security charges	18	267,872	383,530
Taxes and contributions	19	304,384	297,952
Provision for contingencies	20	93,154	87,291
Deferred revenue		87,436	97,727
Other liabilities		45,850	42,202
Total current liabilities		45,928,783	47,783,052

Non-current liabilities
Payables to third parties	14	78,444	55,931
Obligations to FIDC quota holders	15	996,214	-
Banking issuances	17	11,241,982	9,480,130
Payables to related parties	11	456,909	459,116
Deferred income tax and social contribution	22	1,745,591	1,793,638
Provision for contingencies	20	139,024	121,342
Deferred revenue		11,013	12,253
Other liabilities		62,789	64,491
Total non-current liabilities		14,731,966	11,986,901

Total liabilities		60,660,749	59,769,953

Equity
Share capital	23	26	26
Treasury shares	23	(739,288)	(1,329,378)
Capital reserve	23	4,037,467	4,875,111
Retained earnings	23	11,477,931	11,324,060
Equity valuation adjustments	23	(22,372)	(22,372)
Other comprehensive income	23	(232,158)	(207,877)
Total equity		14,521,606	14,639,570

Total liabilities and equity		75,182,355	74,409,523

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd. Unaudited condensed consolidated interim statements of income For the three-month periods ended March 31, 2026 and 2025 (All amounts in thousands of reais unless otherwise stated)

		Three-month periods ended March 31,
	Note	2026	2025

Revenue from transaction activities and other services	25	1,979,424	2,013,922
Financial income	25	2,802,578	2,697,294
Other financial income	25	223,859	138,940
Total revenue and income		5,005,861	4,850,156

Cost of sales and services	26	(2,319,555)	(2,360,174)
Selling expenses	26	(375,137)	(402,040)
Credit loss allowance expenses	26	(60,012)	(21,065)
Administrative expenses	26	(242,080)	(242,948)
Financial costs	26	(1,340,097)	(1,177,823)
Other income (expenses), net	26	(48,159)	(66,198)
Profit before income taxes		620,821	579,908

Current income tax and social contribution	22	(118,454)	(134,832)
Deferred income tax and social contribution	22	43,158	80,016
Income tax and social contribution		(75,296)	(54,816)

Net income for the period		545,525	525,092

Basic earnings per common share - R$	24	1.9543	1.7297
Diluted earnings per common share - R$	24	1.9286	1.7184

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Unaudited condensed consolidated interim statements of comprehensive income

For the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

	Three-month periods ended March 31,
	2026	2025

Net income for the period	545,525	525,092
Other comprehensive income that may be reclassified to the statement of income in subsequent periods
Currency translation adjustment	(657)	(605)
Loss on financial assets designated at fair value through OCI	(26,976)	(72,828)
Derivative financial instruments through OCI	(8,815)	(4,401)
Income tax and social contribution	12,169	26,258
Other comprehensive income for the period	521,246	473,516

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd. Unaudited condensed consolidated interim statement of changes in equity (All amounts in thousands of reais)

				Capital reserve		Profit reserve
	Note	Share capital	Treasury shares	Capital reserve	Share-based long-term incentive plan (LTIP)	Retained earnings	Equity valuation adjustments	Other comprehensive income	Total equity

On December 31, 2024		26	(1,367,677)	5,828,279	305,585	10,007,444	(22,372)	(82,913)	14,668,372

Net income for the period	23	-	-	-	-	525,092	-	-	525,092
Currency translation adjustment	23	-	-	-	-	-	-	(605)	(605)
Loss on financial assets through OCI	23	-	-	-	-	-	-	(48,066)	(48,066)
Loss on derivative Financial Instruments through OCI	23	-	-	-	-	-	-	(2,905)	(2,905)
Total comprehensive income for the period		-	-	-	-	525,092	-	(51,576)	473,516
Capital Reserve	23	-	-	(559)	-	-	-	-	(559)
Share based long term incentive plan (LTIP)	23	-	-	-	29,790	-	-	-	29,789
Acquisition of treasury shares	23	-	(228,270)	-	-	-	-	-	(228,270)
(LTIP) of treasury shares	23	-	159,803	-	(159,803)	-	-	-	-
On March 31, 2025		26	(1,436,144)	5,827,720	175,572	10,532,536	(22,372)	(134,489)	14,942,848

Net income for the period	23	-	-	-	-	1,593,270	-	-	1,593,270
Currency translation adjustment	23	-	-	-	-	-	-	722	722
Loss on financial assets through OCI	23	-	-	-	-	-	-	(72,428)	(72,428)
Loss on derivative Financial Instruments through OCI	23	-	-	-	-	-	-	(1,683)	(1,683)
Total comprehensive income for the period		-	-	-	-	1,593,270	-	(73,389)	1,519,881
Capital Reserve	23	-	-	(1,809)	-	-	-	-	(1,809)
Dividends distributed	23	-	-	-	-	(801,746)	-	-	(801,746)
Share based long term incentive plan (LTIP)	23	-	-	-	82,308	-	-	-	82,308
Acquisition of treasury shares	23	-	(1,101,913)	-	-	-	-	-	(1,101,913)
Share cancellation	23	-	1,208,680	(1,208,680)					-

On December 31, 2025		26	(1,329,378)	4,617,231	257,880	11,324,060	(22,372)	(207,877)	14,639,570

Net income for the period	23	-	-	-	-	545,525	-	-	545,525
Currency translation adjustment	23	-	-	-	-	-	-	(657)	(657)
Loss on financial assets through OCI	23	-	-	-	-	-	-	(17,804)	(17,804)
Loss on derivative financial instruments through OCI	23	-	-	-	-	-	-	(5,818)	(5,818)
Total comprehensive income for the period		-	-	-	-	545,525	-	(24,279)	521,246
Capital Reserve	23	-	-	(582)	-	-	-	-	(582)
Dividends payables	23	-	-	-	-	(391,655)	-	-	(391,655)
Share based long term incentive plan (LTIP)	23	-	-	-	35,867	-	-	-	35,867
Acquisition of treasury shares	23	-	(282,840)	-	-	-	-	-	(282,840)
Share cancellation	23	-	735,060	(735,060)	-	-	-	-	-
(LTIP) of treasury shares	23	-	137,870	-	(137,870)	-	-	-	-
On March 31, 2026		26	(739,288)	3,881,590	155,876	11,477,930	(22,372)	(232,157)	14,521,605

PagSeguro Digital Ltd. Unaudited condensed consolidated interim statement of cash flows For the three-month periods ended March 31, 2026 and 2025 (All amounts in thousands of reais)

		Three-month periods ended March 31,
	Note	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes		620,821	579,907
Expenses (revenues) not affecting cash:
Depreciation and amortization	26	461,876	439,008
Total losses	26	46,051	62,386
Credit loss allowance expenses	26	60,012	21,065
Accrual of provision for contingencies	20	31,891	21,962
Share based long term incentive plan (LTIP)	23	35,867	29,789
Loss on disposal of property, equipment, intangible and investment assets		17,475	39,205
(Gain) loss on derivative financial instruments, net		831	35,492
Interest accrued		610,807	342,873
Other (income) cost, net		(863)	(1,255)

Changes in operating assets and liabilities
Accounts receivable		(1,232,406)	2,404,525
Credit portfolio		(403,137)	(235,557)
Compulsory reserves		(134,467)	862,400
Recoverable taxes		25,178	(84,956)
Other receivables		(309,063)	(18,979)
Deferred revenue		(11,530)	(12,204)
Other liabilities		(5,904)	(1,860)
Payables to third parties		(937,424)	(1,308,952)
Checking accounts		(1,811,340)	(1,923,411)
Obligations to FIDC quota holders	15	996,214	-
Trade payables		(75,550)	(102,962)
Receivables from (payables to) related parties		(74,783)	(103,574)
Banking issuances		2,406,198	(204,987)
Salaries and social charges		(115,658)	(140,714)
Taxes and contributions		(89,494)	(105,734)
Provision for contingencies		(11,113)	(8,183)

		100,491	585,284

Income tax and social contribution paid		(51,264)	(69,153)
Interest income received (paid)		880,764	700,107

NET CASH PROVIDED BY OPERATING ACTIVITIES		929,991	1,216,238

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment	12	(245,450)	(342,171)
Purchases and development of intangible assets	13	(320,425)	(306,421)
Redemption (Acquisition) of financial investments		1,729	(153,006)

NET CASH USED IN INVESTING ACTIVITIES		(564,146)	(801,598)

CASH FLOWS FROM FINANCING ACTIVITIES

Borrowings additions	21	931,625	3,748,000
Payment of borrowings	21	(989,677)	(3,902,982)
Acquisition of treasury shares	23	(282,840)	(228,270)
Payment of leases	12	(5,244)	(4,933)
Payment of Derivative financial instruments		(115,024)	-
Distribution of dividends		(171,985)	-

NET CASH USED IN FINANCING ACTIVITIES		(633,145)	(388,185)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(267,299)	26,455

Cash and cash equivalents at the beginning of the period	5	1,857,507	927,668
Cash and cash equivalents at the end of the period	5	1,590,208	954,123

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

1.  General information

PagSeguro Digital Ltd. (“PagSeguro Digital” or the “Company”) is a holding company with its principal executive office located in Cayman Islands and was incorporated on July 19, 2017. The Company is a subsidiary of Universo Online S.A. (“UOL”) and, together with its subsidiaries, is referred to as the “PagSeguro Group”, “Pagbank or the “Group”. A total of 99.99% of the shares of PagSeguro Internet Instituição de Pagamento S.A. (“PagSeguro Brazil”) were contributed to PagSeguro Group in 2006.

PagSeguro Brazil is a privately held corporation established on December 20, 2006, and engages in providing financial technology solutions and services and corresponding related activities, focused principally on micro-merchants and small and medium-sized businesses (“SMBs”).

In January and February 2025, the subsidiaries Yamí and Zygo were incorporated by Pag Participações Ltda. (“Pag Participações”).

In April 2025, PagSeguro Group constituted a new company as a subsidiary of PagSeguro Holding Ltd. (“PSHC”) called PSGP México Aggregator S. de R.L. de C.V (“PBMX México”), which is still pre-operational.

In March 2026, the subsidiaries CDS Serviços Financeiros Ltda. (“CDS”), Tilix Digital Ltda. (“TILIX”) and Pag Participações were incorporated by PagSeg Participações Ltda. (“PagSeg”). In addition, in March 2026 PagSeguro Biva Serviços Financeiros Ltda. (“Biva Serviços”) was incorporated by PagSeguro Tecnologia Ltda. (“PagSeguro Tecnologia”).

The subsidiaries of PagSeguro Digital are PagSeg, BS Holding Financeira Ltda (“BS Holding”) and PSHC. The PagSeguro Group subsidiaries are as follows:

●        PagSeg’s subsidiaries are Net+Phone Telecomunicações Ltda. (“Net+Phone”), PagSeguro Tecnologia and BCPS Online Services Lda. (“BCPS”).

●        BS Holding’s subsidiaries are PagSeguro Brazil, BancoSeguro S.A. (“BancoSeguro”) and PagInvest CTVM Ltda. (“PagInvest”).

●        PagSeguro Brazil’s subsidiaries are PagSeguro Biva Securitizadora de Créditos Financeiras S.A. (“Biva Sec”), Fundo de Investimento em Direitos Creditórios – PagSeguro (“FIDC”), Wirecard Brazil Ltda. (“MOIP), Concil Inteligência em Conciliação S.A. (“Concil”), NETPOS Serviços de Informática LTDA (“NetPos”) and Fundo de Investimento em Direitos Creditórios – Pagbank Multiadquirencia (“FIDM”).

●        PSHC subsidiaries are PagSeguro Chile SPA (“PagSeguro Chile), PagSeguro Colombia S.A.S (“PagSeguro Colombia), PSGP México S.A de C.V. (“PSGP Mexico”) and PagSeguro Peru S.A.C. (“PagSeguro Peru”) and PBMX México.

These unaudited condensed consolidated interim financial statements (“consolidated financial information”) include BS Holding, PagSeguro Brazil, PagSeg, PSHC and corresponding subsidiaries.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the unaudited condensed consolidated financial statements and significant accounting policies

2.1. Basis of preparation of the consolidated financial information

These unaudited condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all (and only) the applicable material information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties. The consolidated financial statements are presented in thousands of Brazilian reais, unless otherwise indicated, which is the functional currency of PagSeguro Group.

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value.

These unaudited condensed consolidated interim financial statements as of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025 (“consolidated financial information”) were authorized for issuance by the PagSeguro Digital’s Board of Directors on May 8, 2026.

An entity shall include in its interim financial report an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the entity since the end of the last annual reporting period. Information disclosed in relation to those events and transactions shall update the relevant information presented in the most recent annual financial report.

This consolidated financial information does not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below.

2.2. New accounting standards and laws adopted in 2026

-          Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments: issued in May 2024, with the objective of:

o        clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; electronic cash transfer system;

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

o        clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

o        add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and

o        make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The amendments to IFRS 9 and IFRS 7 are effective as of January 1, 2026. The Group did not identify material impacts in the financial statements.

-          Annual improvements to IFRS – Volume 1: issued in July 2024, with the objective of:

o        Annual improvements are limited to changes that either clarify the wording in an Accounting Standard or correct relatively minor unintended consequences, oversights or conflicts between the requirements in the Accounting Standards.

The Annual improvements to IFRS are effective as of January 1, 2026 with earlier application permitted. The Group did not identify impacts in the financial statements.

2.3. New accounting standards not yet effective

-          Amendment to IFRS 18 "Presentation and Disclosure in Financial Statements":

IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements.

Management is currently assessing the detailed implications of applying the new standard on the group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified:

•         Although the adoption of IFRS 18 will have no impact on the group’s net profit, the group expects that grouping items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit:

o        Foreign exchange differences currently aggregated in the line item ‘other income and other gains/(losses) – net’ in operating profit might need to be disaggregated, with some foreign exchange gains or losses presented below operating profit;

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements and significant accounting policies (continued)

o        IFRS 18 has specific requirements on the category in which derivative gains or losses are recognized – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. Although the group currently recognizes some gains or losses in operating profit; and

o        others in finance costs, there might be a change to where these gains or losses are recognized, and the group is currently evaluating the need for change.

•         The line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be separately presented in the statement of financial position, the group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

•         The group does not expect there to be a significant change in the information that is currently disclosed in the notes because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principles. In addition, there will be significant new disclosures required for:

o        management-defined performance measures;

o        a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss – this break-down is only required for certain nature expenses; and

o        for the first annual period of application of IFRS 18, a reconciliation for each line item in the statement of profit or loss between the restated amounts presented by applying IFRS 18 and the amounts previously presented applying IAS 1.

•      From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows.

The Group will apply the new standard from its mandatory effective date of January 1, 2027. Retrospective application is required, and so the comparative information for the financial year ending December 31, 2026 will be restated in accordance with IFRS 18.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

3. Consolidation of subsidiaries

As of March 31, 2026
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level

BancoSeguro	50,416,662	48,953,887	1,462,775	32,924	100.00	Indirect
BCPS	2,583	504	2,079	(926)	100.00	Indirect
BS Holding	3,762,424	81,069	3,681,355	93,310	100.00	Direct
BSEC	1,321,707	1,162,376	159,330	10,875	99.99	Indirect
Concil	388,465	39,225	349,241	8,675	100.00	Indirect
FIDC	6,612,369	2,660,005	3,952,364	1,142,152	100.00	Indirect
FIDM	267,161	1,365	265,796	10,470	100.00	Indirect
MOIP	803,253	79,274	723,979	18,298	100.00	Indirect
Net+Phone	851,792	386,973	464,819	35,258	99.99	Indirect
Netpos	14,346	11,769	2,577	1,571	100.00	Indirect
Paginvest Corretora	48,278	1,117	47,161	(632)	99.99	Indirect
Pagseg Participações	2,736,728	691,667	2,045,062	71,720	99.99	Direct
Pagseguro Brazil	72,865,460	66,895,966	5,969,494	234,435	99.99	Indirect
Pagseguro Chile	13,914	9,424	4,490	154	100.00	Indirect
Pagseguro Colombia	12,075	9,289	2,786	(222)	100.00	Indirect
Pagseguro Holding	18,284	4,732	13,552	(2,038)	99.99	Direct
Pagseguro Peru	14,713	11,796	2,917	(779)	100.00	Indirect
PagSeguro Tecnologia	1,417,204	410,297	1,006,906	14,244	99.99	Indirect
PSGP México	8,316	5,778	2,538	1,126	100.00	Indirect
PSGP México Aggregator	269	-	269	-	100.00	Indirect

As of December 31, 2025 (except for net income, that is presented to three-month period ended March 31, 2025)
Company	Assets	Liabilities	Equity	Net income (loss) for the period	Ownership - %	Level
BancoSeguro	48,050,774	46,620,935	1,429,839	10,531	100.00	Indirect
BCPS	2,904	357	2,547	(697)	100.00	Indirect
Biva Serviços	532,674	92,930	439,744	9,127	99.99	Indirect
BS Holding (i)	3,817,158	227,419	3,589,739	9,722	100.00	Direct
BSEC	1,179,310	1,030,855	148,455	16,877	99.99	Indirect
CDS	253,647	35,444	218,203	4,342	99.99	Indirect
Concil	378,770	38,205	340,565	7,548	100.00	Indirect
FIDC	6,038,613	1,587,610	4,451,003	1,539,155	100.00	Indirect
FIDM	277,022	21,696	255,326	1,298	100.00	Indirect
MOIP	781,027	75,346	705,681	12,375	100.00	Indirect
Net+Phone	810,684	381,122	429,562	40,427	99.99	Indirect
Netpos	12,416	11,410	1,006	561	100.00	Indirect
Pag Participações	481,560	61,810	419,750	8,707	99.99	Indirect
Paginvest Corretora	13,930	1,138	12,792	(957)	99.99	Indirect
Pagseg Participações	2,658,864	685,981	1,972,883	71,769	99.99	Direct
Pagseguro Brazil	73,746,493	68,143,069	5,603,424	183,785	99.99	Indirect
Pagseguro Chile	20,277	15,569	4,708	102	100.00	Indirect
Pagseguro Colombia	15,259	11,982	3,277	(609)	100.00	Indirect
Pagseguro Holding	21,440	4,732	16,708	341	99.99	Direct
Pagseguro Peru	18,730	14,725	4,005	906	100.00	Indirect
PagSeguro Tecnologia	931,839	386,627	545,212	9,863	99.99	Indirect
PSGP México	10,895	7,064	3,831	(66)	100.00	Indirect
TILIX	419,701	25,629	394,072	1,289	99.99	Indirect

i)       During the year of 2025, 75% of the ownership in PagSeguro Internet was transferred to BS Holding.

The operation context of the subsidiaries is to be read in conjunction with the annual financial statement for the year ended December 31, 2025

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

4. Segment reporting

Operating segments are determined based on the information reported and reviewed by the chief operating decision maker (“CODM”). The Board of Directors, composed of top-level management and two external members, has been identified as the CODM and is responsible for allocating resources and assessing the performance of the business and to make PagSeguro Group’s strategic decisions.

Considering that all decisions are based on consolidated reports, and that all decisions related to strategic and financial planning, purchases, investments, and the allocation of funds are made on a consolidated basis, the PagSeguro Group and its subsidiaries operate in a single segment, as financial service agents.

Main companies of PagSeguro Group are domiciled in Brazil and have revenue arising from local customers and customers located abroad. The main revenue is related to sales from the domestic market. The revenue from international market represents 1.0% for the three-month period ending March 31, 2026 (0.7% for the three-month period ending March 31, 2025).

5. Cash and cash equivalents

	March 31, 2026	December 31, 2025
Short-term bank deposits	694,650	1,269,248
Short-term investment	895,558	588,259
	1,590,208	1,857,507

Cash and Cash Equivalents are held for the purpose of meeting short-term cash needs and include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with immaterial risk of change in value.

Short-term bank deposits are mainly represented by amounts to cover instant payments (PIX), cash on ATMs and client payments. The decrease is mainly due to reserved amount for PIX coverage during the holidays in the end of the year of December 31, 2025.

Short-term investments are mainly represented by voluntary deposits in Brazilian Central Bank (“BACEN”) not related to any compulsory reserve, certificate of deposits, and deposits offshore  with highly liquid investments with original maturities of three-month or less, with an average return of 100% of the CDI (14.65% per year as of March 31, 2026 and 14.90% per year as of December 31, 2025).

6.       Financial investments

Consists mainly of investments in Brazilian Treasury Bonds (“LFTs”) and financial letters in the amount of R$608,773 as of March 31, 2026 (R$590,014 as of December 31, 2025) with an average return of 100% of the CDI (14.65% per year as of March 31, 2026 and 14.90% per year as of December 31, 2025), with original maturities greater than three-month, but not related to any compulsory reserve. The LFTs were classified as fair value through other comprehensive income and financial letters as amortized cost. Unrealized accumulated OCI effects on LFTs for the three-month periods ended in March 31, 2026 and 2025 as disclosed in note 23.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

7.     Compulsory reserve

Consists in investments to comply with requirements for authorized payments institutions and to support the operations for financial institutions as set forth by the Brazilian Central Bank in the amount of R$4,549,102 as of March 31, 2026 (R$4,271,581 in December 31, 2025) with an average return of  100% of the CDI (14.65% per year as of March 31, 2026 and 14.90% per year as of December 31, 2025).

Compulsories reserve, except for the LFTs, were classified as amortized cost and the LFTs were classified as fair value through other comprehensive income. Unrealized accumulated OCI effects on LFTs for the three-month periods ended in March 31, 2026 and 2025 as disclosed in note 23.

8.  Accounts receivable

The composition of the accounts receivables is as follows:

	March 31, 2026	December 31, 2025
Card issuers and acquirers – Amortized cost (i)	51,423,585	51,714,723
Card issuers and acquirers – FVOCI (ii)	4,543,665	4,284,940
Other accounts receivable (iii)	52,434	61,761
Total card issuers, acquirers and others	56,019,684	56,061,424

Current	55,478,407	55,563,067
Non – Current	541,277	498,357

(i) Card issuers: receivables derived from transactions where PagSeguro Brazil acts as the financial intermediary in operations with the issuing banks, related to the intermediation agreements between PagSeguro Brazil and Visa, Mastercard, Hipercard, Amex or Elo. However, PagSeguro Brazil’s contractual accounts receivable is with the financial institutions, which are the legal obligors on the accounts receivable payment. Additionally, amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by Visa, Mastercard, Hipercard, Amex or Elo, as applicable, if the legal obligors do not make the payment. As of December 31, 2025, management assessed the risk related to receivables from transactions originated by card issuers under potential liquidity scenarios and concluded that there was no material impact on the financial statements.

Acquirers refers to card processing transactions to be received from the acquirers, which are a third parties acting as financial intermediaries between the issuing bank and PagSeguro Brazil.

(ii) The Group has identified certain receivables from card issuers and acquirers which are managed separately. The Group as part of liquidity management is held to collect and sell and measure at FVOCI. Therefore, receivables, in the amount of R$4,543,665 (R$4,284,940 on December 31, 2025), are recognized as fair value through other comprehensive income. Unrealized loss in the accounts receivable mark-to-market, net of taxes, in the three-month period ended March 31, 2026, totaled R$17,816 (R$48,066 in the three-month period ended March 31, 2025).

(iii) Refers to other dispersed receivables from legal obligors.

The maturity analysis of accounts receivables is as follows:

	March 31, 2026	December 31, 2025
Due within 30 days	21,213,342	23,415,699
Due within 31 to 120 days	20,864,438	18,827,887
Due within 121 to 180 days	6,555,159	6,558,047
Due within 181 to 365 days	6,845,468	6,761,434
Due after 365 days	541,277	498,357
	56,019,684	56,061,424

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

9.     Credit portfolio

The composition of the credit portfolio is as follows:

	March 31, 2026	December 31, 2025
Payroll Loans, net (i)	3,418,979	3,190,558
Credit Card Receivables, net (i)	815,765	772,087
Loans, net (i)	314,205	243,722
Total credit portfolio	4,548,949	4,206,367

Current	2,218,418	2,039,215
Non-current	2,330,531	2,167,152

(i)          Payroll loans, credit cards receivables and loans are presented net of the ECL (“expected credit losses”) and are measured according to the IFRS 9, using: Exposure at Default (EAD) related to the exposed credit risk at default; Probability of Default (PD) related to the probability of the counterparty not meeting its contractual payment obligations; and Loss Given Default (LGD) related to the percentage of the exposure that is not expected to be recovered in the event of default. In addition to the methodology for calculating the allowance for impairment (EAD x PD x LGD). The Group takes into consideration the forward-looking information and assumptions such as the historical loss experienced at individual transactions level, credit quality and guarantees, economic factors and estimated future cash flows, which could impact the calculation model for provisioning expected credit losses.

The maturity analysis of credit portfolio as of March 31, 2026 and December 31, 2025 is as follows:

	March 31, 2026
	Payroll loans	Credit card receivables	Loans	TOTAL
Past due	88,700	177,897	141,364	407,961
Due within 30 days	87,732	336,486	32,558	456,777
Due within 31 to 120 days	314,927	216,279	143,675	674,881
Due within 121 to 180 days	193,291	147,512	57,218	398,021
Due within 181 to 360 days	526,772	85,799	82,785	695,357
Due after 360 days	2,302,547	4,831	23,153	2,330,531
	3,513,969	968,804	480,753	4,963,527
Expected credit losses	(94,990)	(153,037)	(166,548)	(414,575)
Credit portfolio net of ECL	3,418,979	815,765	314,205	4,548,949

	December 31, 2025
	Payroll loans	Credit card receivables	Loans	Total
Past due	65,396	158,752	124,898	349,046
Due within 30 days	79,773	320,940	24,116	424,829
Due within 31 to 120 days	296,577	207,277	111,364	615,218
Due within 121 to 180 days	186,355	135,167	46,161	367,684
Due within 181 to 360 days	493,352	81,933	64,006	639,291
Due after 360 days	2,145,838	4,823	16,491	2,167,152
	3,267,291	908,892	387,036	4,563,219
Expected credit losses	(76,733)	(136,805)	(143,314)	(356,852)
Credit portfolio net of ECL	3,190,558	772,087	243,722	4,206,367

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

9. Credit portfolio – (continued)

For the credit portfolio, the weighting of objective factors plus the analysis of the coverage percentage of accessory guarantees leads to the customer rating that allows the grouping of customers with similar credit risks and classification into one of the following stages as suggested by IFRS9:

	March 31, 2026
	Credit amount	Exposure off balance credit limits not used	Expected credit losses
Payroll Loans
Stage 1	3,427,380	-	(22,255)
Stage 2	7,487	-	(650)
Stage 3	79,102	-	(72,085)
Credit Card Receivables
Stage 1	765,820	1,618,845	(22,988)
Stage 2	79,557	18,205	(18,558)
Stage 3	123,427	1,850	(111,491)
Loans
Stage 1	317,996	-	(17,420)
Stage 2	19,781	-	(10,125)
Stage 3	142,976	-	(139,003)
Total	4,963,527	1,638,899	(414,575)

	December 31, 2025
	Credit amount	Exposure off balance credit limits not used	Expected credit losses
Payroll Loans
Stage 1	3,188,858	-	(17,012)
Stage 2	14,851	-	(1,872)
Stage 3	63,582	-	(57,849)
Credit Card Receivables
Stage 1	729,665	1,580,350	(20,308)
Stage 2	66,641	20,929	(15,095)
Stage 3	112,586	1,967	(101,402)
Loans
Stage 1	247,895	-	(13,931)
Stage 2	15,967	-	(7,657)
Stage 3	123,174	-	(121,726)
Total	4,563,219	1,603,246	(356,852)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

9. Credit portfolio – (continued)

The reconciliation of credit portfolio operations segregated by stages:

Stage 1	December 31, 2025	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	March 31, 2026
Payroll Loans	3,188,858	(12,703)	(894)	910	931	-	250,277	3,427,380
Credit card receivables	729,666	(105,222)	-	38,787	1,035	-	101,555	765,821
Loans	247,894	(19,325)	(752)	904	4	-	89,270	317,996
Total	4,166,418	(137,250)	(1,646)	40,602	1,970		441,102	4,511,197

Stage 2	December 31, 2025	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	March 31, 2026
Payroll Loans	14,852	12,703	(17,071)	(910)	63	-	(2,149)	7,487
Credit card receivables	66,640	105,222	(29,525)	(38,787)	13	-	(24,006)	79,557
Loans	15,967	19,325	(15,640)	(904)	68	-	965	19,781
Total	97,459	137,250	(62,236)	(40,602)	144		(25,190)	106,824

Stage 3	December 31, 2025	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	March 31, 2026
Payroll Loans	63,582	894	17,071	(931)	(63)	-	(1,451)	79,102
Credit card receivables	112,586	-	29,525	(1,035)	(13)	(7,170)	(10,466)	123,427
Loans	123,176	752	15,640	(4)	(68)	1,265	2,216	142,976
Total	299,344	1,646	62,236	(1,970)	(144)	(5,905)	(9,700)	345,505

The reconciliation of expected credit losses of credit portfolio segregated by stages:

Stage 1	December 31, 2025	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure From Stage 3	Write-off	Additions/Reversals	March 31, 2026
Payroll Loans	(17,012)	1,046	92	(66)	(655)	-	(5,659)	(22,254)
Credit card receivables	(20,308)	5,672	-	(4,561)	(969)	-	(2,823)	(22,988)
Loans	(13,931)	1,342	59	(254)	(4)	-	(4,632)	(17,420)
Total	(51,251)	8,061	151	(4,880)	(1,628)	-	(13,114)	(62,663)

Stage 2	December 31, 2025	Transfer from Stage 1	Transfer to Stage 3	Cure to Stage 1	Cure from Stage 3	Write-off	Additions/Reversals	March 31, 2026
Payroll Loans	(1,872)	(1,046)	1,529	66	(63)	-	736	(650)
Credit card receivables	(15,095)	(5,672)	14,523	4,561	(11)	-	(16,863)	(18,558)
Loans	(7,657)	(1,342)	8,513	254	(54)	-	(9,839)	(10,125)
Total	(24,624)	(8,061)	24,566	4,880	(128)	-	(25,967)	(29,333)

Stage 3	December 31, 2025	Transfer from Stage 1	Transfer from Stage 2	Cure to Stage 1	Cure to Stage 2	Write-off	Additions/Reversals	March 31, 2026
Payroll Loans	(57,849)	(92)	(1,529)	655	63	-	(13,333)	(72,085)
Credit card receivables	(101,402)	-	(14,523)	969	11	7,170	(3,717)	(111,491)
Loans	(121,726)	(59)	(8,513)	4	54	(1,265)	(7,497)	(139,003)
Total	(280,977)	(151)	(24,566)	1,628	128	5,905	(24,549)	(322,579)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

9. Credit portfolio – (continued)

The movement in the allowance for expected credit losses of credit receivables is as follows:

Expected Credit Losses	Payroll Loans	Credit Card Receivables	Loans	Total
December 31, 2024	(36,075)	(117,883)	(130,664)	(284,621)
Additions	(76,574)	(90,302)	(19,925)	(186,801)
Reversals	21,699	29,667	2,698	54,064
Write-Off (i)	14,216	41,713	4,577	60,506
December 31, 2025	(76,734)	(136,805)	(143,314)	(356,852)
Additions	(20,381)	(33,171)	(16,659)	(70,211)
Reversals	2,124	9,769	(5,310)	6,583
Write-Off (i)	-	7,170	(1,265)	5,905
March 31, 2026	(94,990)	(153,037)	(166,548)	(414,575)

(i)          Based on the PagSeguro credit risk classification model, which assesses the risk of insolvency and default of counterparties related to credit receivables, for the three-month period ended March 31, 2026, the PagSeguro Group carried out a partial write-off of credit receivables, for cases in which the Group does not expect to receive these amounts. The credit card receivables were written-off in the amount of R$7,170 (R$41,713 on December 31, 2025), loans were written-off reversal in the amount R$1,265 (R$4,576 on December 31, 2025) and payroll loans were written-off in the amount R$0 (R$14,216 on December 31, 2025) against the related provision for ECL recognized in previous periods.

10. Recoverable taxes

	March 31, 2026	December 31, 2025
Income tax and social contribution (i)	1,127,962	1,044,983
Social integration program (ii)	22,444	48,837
Other	18,174	17,840
	1,168,580	1,111,660

Current	682,544	366,105
Non-current	486,036	745,555

(i)     Refers mainly to withholding taxes from income tax and social contribution.

(ii)    Refers to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) recoverable on transaction activities and other services.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

11. Related-party balances and transactions

i)          Balances and transactions with related parties

	March 31, 2026		December 31, 2025
	Receivables	Payables	Receivables	Payables
Banking Issuances (a)
UOL Cursos Tec. Ed. Ltda.	-	315,250	-	313,387
UOL	-	129,592	-	175,341
OFL Participações S.A.	-	87,479	-	126,132
Ingresso.com Ltda	-	99,829	-	102,094
Qulture Informática S.A.	-	14,804	-	11,346
Others	-	16,023	-	-
	-	662,976	-	728,299
Other transactions and services
UOL - sales of services (b)	-	23,963	-	20,397
Compasso.UOL Informática Ltda.- sales of services (b)	-	10,889	-	11,661
UOL - shared service costs (c)	-	14,489	-	12,151
Digital Services UOL S.A. - borrowing (d)	23,838	-	25,902	-
Others	-	9,116	-	7,891
	23,838	58,456	25,902	52,099
Current	9,860	264,523	10,102	321,282
Non - current	13,978	456,909	15,800	459,116

(a)   Certificate of Deposits (CD) acquired by related parties from BancoSeguro with interest rate between 103% to 106% (103% to 106% on December 31, 2025) per year of CDI. The maturity analysis is as follows:

	March 31, 2026	December 31, 2025
Due within 30 days	3,362	-
Due within 31 to 120 days	11,104	8,930
Due within 121 to 180 days	14,784	10,716
Due within 181 to 360 days	176,816	249,536
Due to more than 360 days	456,909	459,117
	662,976	728,299

(b)   Sales of services refer mainly to the purchase of advertising services from UOL, colocation, development of software and cloud services acquired from other entities within the Uol Group.

(c)   Shared services costs mainly related to payroll costs that are incurred by the parent Group UOL and are charged to PagSeguro Group.

(d)   This receivable refers to borrowing made from Biva Sec with interest rate of a percentage of 100% of the CDI plus 2.5% per year.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

11. Related-party balances and transactions (continued)

ii)         Revenue and expense from transactions with related parties

	Three months ended March 31,
	2026		2025
	Revenue	Expense	Revenue	Expense
Banking Issuances (a)
UOL Cursos Tec. Ed. Ltda.	-	10,470	-	6,563
Universo Online S.A.	-	5,151	-	6,076
OFL Participações S.A.	-	3,490	-	17,136
Ingresso.com Ltda	-	3,483	-	2,105
Qulture Informática S.A.	-	458	-	-
Others		263	-	16
	-	23,316	-	31,896
Other transactions and services
Universo Online S.A. - sales of services (b)	819	31,564	983	39,091
Compasso UOL S.A.- sales of services (b)	-	25,169	-	44,118
Compasso Tecnologia Ltda. - sales of services (b)	-	2,059	-	1,560
EDGE.UOL Tecnologia Ltda. - sales of services (b)	-	1,948	-	28
UOL - shared service costs (c)	-	25,266	-	30,741
Digital Services UOL S.A. - borrowing (d)	763	-	1,005	1,576
Others	311	2,484	274	57
	1,894	88,490	2,262	117,171

(a)        Expenses are related to Certificate of Deposits (CD) from BancoSeguro.

(b)        Sales of services are related to advertising services from UOL, revenue is related to intermediation fee and expenses related to colocation and cloud services, acquired from other entities within the Uol Group.

(c)        Shared services costs mainly related to payroll costs sharing that are incurred by the parent Group UOL and are charged to PagSeguro Group. Such costs are included in administrative expenses.

(d)        Revenue refers to borrowing made from Biva Sec with interest rate of a percentage of 100% of the CDI plus 2.5% per year.

iii)       Key management compensation

Key management compensation includes short and long-term benefits of PagSeguro Brazil’s executive officers. The short and long-term compensation related to the executive officers for the three-month period ended March 31, 2026 amounted to R$6,832 (R$11,818 for the three-month period ended March 31, 2025).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

12. Property and equipment

a)        Property and equipment are composed as follows:

	March 31, 2026
	Cost	Accumulated depreciation	Net
Data processing equipment	267,886	(138,791)	129,095
Machinery and equipment (i)	4,817,768	(2,489,901)	2,327,867
Buildings leasing (ii)	185,101	(104,069)	81,032
Other	69,731	(47,038)	22,693
Total	5,340,486	(2,779,799)	2,560,687

	December 31, 2025
	Cost	Accumulated depreciation	Net
Data processing equipment	267,750	(131,837)	135,913
Machinery and equipment (i)	4,610,379	(2,305,736)	2,304,643
Buildings leasing (ii)	173,722	(98,988)	74,734
Other	68,722	(44,935)	23,787
Total	5,120,573	(2,581,496)	2,539,077

b)        The changes in cost and accumulated depreciation were as follows:

	Data processing equipment	Machinery and equipment (i)	Buildings Leasing (ii)	Other	Total
On December 31, 2024
Cost	262,572	4,295,698	163,003	62,214	4,783,487
Accumulated depreciation	(110,100)	(1,990,778)	(79,415)	(30,858)	(2,211,151)
Net book value	152,472	2,304,920	83,588	31,356	2,572,336
On December 31, 2025
Opening balance
Cost	5,178	314,681	10,719	6,508	337,086
Purchases	9,846	1,017,617	10,719	12,577	1,050,759
Disposals/Provisions (iii)	(4,668)	(702,936)	-	(6,069)	(713,673)
Depreciation	(21,737)	(314,958)	(19,573)	(14,077)	(370,345)
Depreciation	(26,327)	(839,565)	(19,573)	(16,034)	(901,499)
Disposals	4,590	524,607	-	1,957	531,154
Net book value	135,913	2,304,643	74,734	23,787	2,539,077

On December 31, 2025
Cost	267,750	4,610,379	173,722	68,722	5,120,573
Accumulated depreciation	(131,837)	(2,305,736)	(98,988)	(44,935)	(2,581,496)
Net book value	135,913	2,304,643	74,734	23,787	2,539,077

On March 31, 2026
Cost	136	207,389	11,379	1,009	219,913
Purchases	136	243,582	11,379	1,732	256,829
Disposals/Provisions (iii)	-	(36,193)	-	(723)	(36,916)
Depreciation	(6,954)	(184,165)	(5,081)	(2,103)	(198,303)
Depreciation	(6,954)	(203,283)	(5,081)	(2,425)	(217,743)
Disposals	-	19,118	-	322	19,440
Net book value	129,095	2,327,867	81,032	22,693	2,560,687

On March 31, 2026
Cost	267,886	4,817,768	185,101	69,731	5,340,486
Accumulated depreciation	(138,791)	(2,489,901)	(104,069)	(47,039)	(2,779,799)
Net book value	129,095	2,327,867	81,032	22,693	2,560,687

(i)     Net book value of POS devices is R$2,282,184 (R$2,256,793 as of December 31, 2025), which are depreciated over 5 years. The depreciation of POS in the three-month period ended March 31, 2026, amounted to R$201,092 (R$206,560 in the three-month period ended March 31, 2025). On March 31, 2026, PagSeguro have contractual obligations to acquire POS devices in the amount of R$607,197 (R$823,267 as of December 31, 2025). The Group contracted a derivative financial instrument designated to hedge accounting (“NDF”) to hedge the exchange rate on some of the POS purchases obligations as mentioned in note 29.

(ii)    As of March 31, 2026, PagSeguro had a lease liability presented in other current liabilities in the amount of R$22,270 (R$19,133 as of December 31, 2025) and as non-current liability in the amount of R$62,790 (R$71,955 as of December 31, 2025). For the three-month period ended March 31, 2026, the Group incurred in financial costs related to these leases of R$5,244 (R$4,933 for the three-month period ended March 31, 2025).

(iii)  The Group monitors closely merchants activity and POS life-time value. If the Group detects inactivity for a certain period, the Group provisions write-off of POS devices associated. During the three-month period ended March 31, 2026, the provisions for the net book value amounted R$16,302 (of which R$33,971 is cost and R$17,668 is accumulated depreciation), in comparison to R$37,748 (of which R$110,670 is cost and R$72,922 is accumulated depreciation) for the three-month period ended March 31, 2025.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

13.  Intangible assets

a)        Intangible assets are composed as follows:

	March 31, 2026
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	6,529,827	(3,692,673)	2,837,154
Software licenses	437,449	(281,407)	156,042
Goodwill (ii)	227,066	-	227,066
Other	69,482	(63,993)	5,489
	7,263,824	(4,038,071)	3,225,753

	December 31, 2025
	Cost	Accumulated amortization	Net
Expenditures related to software and technology (i)	6,225,793	(3,440,626)	2,785,167
Software licenses	421,058	(266,737)	154,321
Goodwill (ii)	227,066	-	227,066
Other	70,555	(64,706)	5,849
	6,944,472	(3,772,069)	3,172,403

(i)   The PagSeguro Group capitalizes expenses incurred with the development of platforms, which are amortized over their useful lives of approximately five years.

(ii)    The amount refers the recognition of a capital gain with customer portfolio with a fair value, non-compete agreement and software related to business combinations made by the PagSeguro Group.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

13. Intangible assets (continued)

The changes in cost and accumulated amortization were as follows:

	Expenditures with software and technology	Software licenses	Goodwill	Other	Total
On December 31, 2024
Cost	5,042,195	369,320	227,066	70,569	5,709,150
Accumulated amortization	(2,520,174)	(209,128)	-	(53,546)	(2,782,848)
Net book value	2,522,021	160,192	227,066	17,023	2,926,302

On December 31, 2025
Cost	1,183,598	51,738	-	(14)	1,235,322
Additions (i)	1,184,243	52,577	-	-	1,236,820
Disposals	(645)	(839)	-	(14)	(1,498)
Amortization	(920,452)	(57,609)	-	(11,160)	(989,221)
Amortization	(920,943)	(58,448)	-	(11,168)	(990,559)
Disposals	491	839	-	8	1,338
Net book value	2,785,167	154,321	227,066	5,849	3,172,403

On December 31, 2025
Cost	6,225,793	421,058	227,066	70,555	6,944,472
Accumulated amortization	(3,440,626)	(266,737)	-	(64,706)	(3,772,069)
Net book value	2,785,167	154,321	227,066	5,849	3,172,403

On March 31, 2026
Cost	304,034	16,391	-	(1,073)	319,352
Additions (i)	304,034	16,391	-	-	320,425
Disposals	-	-	-	(1,073)	(1,073)
Amortization	(252,047)	(14,670)	-	713	(266,002)
Amortization	(252,047)	(14,670)	-	(358)	(267,075)
Disposals	-	-	-	1,071	1,071
Net book value	2,837,154	156,042	227,066	5,489	3,225,753

On March 31, 2026
Cost	6,529,827	437,449	227,066	69,482	7,263,824
Accumulated amortization	(3,692,673)	(281,407)	-	(63,993)	(4,038,071)
Net book value	2,837,154	156,042	227,066	5,489	3,225,753

(i)     Refers to several and diverse expenditures with software and technology, mainly related to customer experience functionalities, such as digital payment and digital banking account.

The goodwill is allocated to the Cash Generating Units (CGUs) in each of the acquired companies that generated the goodwill and is demonstrated below:

	March 31, 2026	December 31, 2025
MOIP (i)	148,218	148,218
PagSeguro Tecnologia (ii)	21,197	6,570
Concil	20,731	20,731
Netpos	17,158	17,158
Banco Seguro	12,612	12,612
PagSeg Participações (ii)	7,150	-
Biva Serviços (ii)	-	14,627
Pag Participações (ii)	-	7,150
Total	227,066	227,066

(i)     The online operating channel previously managed by MOIP was discontinued and continues to be supported within the PagSeguro structure, therefore, the CGU is calculated on a combined basis.

(ii)    In March 2026, the subsidiaries Biva Serviços and Pag Participações were incorporated by PagSeguro Tecnologia and PagSeg Participações, respectively.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

13. Intangible assets (continued)

The recoverable amount of a CGU is determined based on the value-in-use calculations, Group tested the recoverability of these assets for the year ended December 31, 2025 and concluded that the book balances of goodwill recorded are recoverable, for March 31, 2026 the Group evaluated and no new indicatives are came, therefore, no provision for impairment of was accounted for.

14.  Payables to third parties

Payables to merchants, in the amount of R$9,948,718 (R$10,893,747 as of December 31, 2025) correspond mainly to amounts to be paid to merchants related to transactions carried out by their card holders, net of the intermediation fees and discounts applied.

15. Obligations to FIDC quota holders

In November 2024, 1,000,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$1 billion with an interest rate of 100% of the CDI plus a fixed rate of 1%, due date is November 2026. In the same operation, the Group entered swaps to change the interest rate accrual to 108% of the CDI. This operation has a specific objective of protect the risk from interest rate volatility for the investors remuneration changing fixed rates for CDI rates.

On March 31, 2026, 1,000,000 new senior quotas of the FIDC were issued with a nominal value of R$1,000 each, totaling R$996,214 discounted fees with an interest rate of 100% of the CDI plus a fixed rate of 0.75%, due date is March 2026. The fixed rate spread component of this issuance was economically hedged through the Group's structural balance sheet position.

Obligations to FIDC quotas holders amount to R$2,209,841 on March 31, 2026 (R$1,171,463 on December 31, 2025) with an average cost of 106% of CDI (107% of CDI on December 31, 2025). For the three-month period ended March 31, 2026 the remuneration for the FIDC quotas holders amounted to R$42,164 (R$37,027 for the three-month period ended March 31, 2025).

16. Checking accounts

	March 31, 2026	December 31, 2025
Banking accounts (i)	9,786,979	11,410,673
Merchant’s payment account (ii)	834,690	833,026
	10,621,669	12,243,699

(i)     Refers to the balance of the clients maintained in their banking accounts that are invested in Certificate of Deposits with interest up to 100% of CDI but are only paid on the 30th days anniversary.

(ii)    Refers to merchant’s payment account that PagSeguro acquire treasury bonds to comply with certain requirements as mentioned in note 7.

During the three-month period ended March 31, 2026, the average interest cost associated with Checking Accounts amounted to 41% of CDI (46% of CDI on December 31, 2025).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

17.     Banking issuances

	March 31, 2026	December 31, 2025
Certificate of deposits (i)	18,513,840	16,401,956
Interbank deposits (ii)	12,511,926	12,026,038
	31,025,766	28,427,994
Current	19,783,784	18,947,864
Non - Current	11,241,982	9,480,130

(i)     During the three-month period ended March 31, 2026, the average interest cost amounted to 104% of CDI (103% of CDI in December 31, 2025). Some deposits have interest rates correlated to the IPCA (Brazilian inflation rates) and fixed rates. For these certificates of deposit, the Group contracts derivative financial instruments (Swaps) designated to hedge accounting with the specific objective of protecting deposits from fluctuations arising from inflation, changing IPCA and fixed rates for CDI rates. More details of financial instruments in note 29.

(ii)    During the three-month period ended March 31, 2026, the average interest cost associated amounted to 105% of CDI (107% of CDI on December 31, 2025), On September 30, 2025, the PagSeguro Group issued R$1,000,000 in Public Financial Letter. The maturity date will be July 10, 2027. The notional amount and accrued interest will be paid at maturity. The operation was closed with an interest rate of CDI + 0.45% per year, the Company contracted a derivative financial instrument not designated to hedge accounting (“Swap”) to convert from CDI + 0.45% to 103.6% of CDI per year. On March, 2026, the PagSeguro Group issued R$1,068,000 in Public Financial Letter with an average interest rate of 104% of the CDI and a maturity until 2030.

The maturity analysis of banking issuances based on the due date of the agreements (disregarding that some can be withdrawn at any time) is as follows:

	March 31, 2026	December 31, 2025
Due within 30 days	8,222,156	5,709,683
Due within 31 to 120 days	4,844,575	6,186,359
Due within 121 to 180 days	1,336,022	2,509,993
Due within 181 to 360 days	5,381,032	4,541,829
Due within 361 days or more days	11,241,982	9,480,130
	31,025,766	28,427,994

 The changes in the amount were as follows:

On December 31, 2024	24,089,234
Additions	68,870,530
Withdraws	(66,523,971)
Financial instruments	(4,046)
Interest	1,996,247
December 31, 2025	28,427,994
Additions	18,195,272
Withdraws	(16,127,697)
Financial instruments	1,761
Interest	528,435
March 31, 2026	31,025,766

18. Salaries and social security charges

	March 31, 2026	December 31, 2025
Payroll accruals and profit sharing	193,789	248,771
Social charges	41,752	60,221
Payroll taxes (LTIP) (i)	17,030	57,646
Other	15,300	16,892
	267,872	383,530

(i)     Refers to social charges and income tax over LTIP and LTIP goals balances.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

19. Taxes and contributions

	March 31, 2026	December 31, 2025
Taxes
Social contribution on revenues (i)	425.132	416,545
Social integration program (i)	69.038	67,674
Services tax (ii)	32.081	206,500
Income tax and social contribution (iii)	26.773	6,701
Other	33.726	48,864
	586.750	746,284

	March 31, 2026	December 31, 2025
Judicial deposits (iv)
Social integration program (i)	(36,726)	(35,988)
Services tax (ii)	(19,636)	(190,881)
Social contribution on revenues (ii)	(226,004)	(221,463)
	(282,365)	(448,332)

	304,384	297,952

(i)     Refers mainly to Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) charged on financial income.

(ii)    Refers to tax on revenues. The decrease refer to the conversion of a judicial deposit following a favorable interim decision by the Brazilian Supreme Court (STF), which suspended the effects of Supplementary Law No. 157/2016, resulting in a favorable outcome for the municipal government in the ISS tax dispute.

(iii)   Refers to the income tax and social contribution payable.

(iv)   The PagSeguro Group obtained until January 2021 court decisions to deposit the amount related to the payments in escrow for matters discussed in items "i" and "ii" and above.

20. Provision for contingencies

PagSeguro Group is party to labor and civil litigation in progress and are discussing such matters at the administrative and judicial levels, for which in some cases the PagSeguro Group has made corresponding judicial deposits. The likelihood of a negative outcome is assessed periodically and adjusted by management, when appropriate. Such an assessment considers the opinion of its external legal advisors.

	March 31, 2026	December 31, 2025

Civil	96,762	92,888
Labor	135,416	115,745
	232,178	208,633

Current	93,154	87,291
Non-Current	139,024	121,342

Below it is demonstrated the movements of the provision for contingencies in the three-month period ended March 31, 2026:

On December 31, 2024	114,960
Accrual	164,730
Settlement	(54,775)
Reversal	(23,070)
Interest	6,788
On December 31, 2025	208,633
Accrual	38,793
Settlement	(9,013)
Reversal	(9,004)
Interest	2,769
On March 31, 2026	232,178

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

20. Provision for contingencies (continued)

The PagSeguro Group is party to tax and civil lawsuits involving risks classified as possible losses, for which no provision was recognized as of December 31, 2025, totaling R$1,262,923 (R$1,190,874 on December 31, 2025). The main tax lawsuits are disclosed below:

On October 15, 2021, Pagseguro Internet was assessed by the Brazilian Internal Revenue Service (“IRS”) for not collecting tax on financial operation ("IOF") on intercompany loans, IOF is applicable over credit transactions of any nature, including intercompany loans. The amount of this assessment was R$347,758 (R$343,622 on December 31, 2025).

The Group has presented its defense, clarifying that the transactions carried out among PagSeguro and its subsidiaries are not credit transactions. The Pagseguro Group has a centralized cash pool and, according to the law, this kind of intercompany transaction is not taxable by IOF.

Additionally, the Group has one contingency related to labor taxes in the amount of R$259,364 (R$254,869 on December 31, 2025).

21. Borrowings

The composition of the borrowings is as follows:

Origination date	Due date	Interest rate	March 31, 2026	December 31, 2025
January, 2025 (i)	January, 2026	107.0% of the CDI	-	989,076
December, 2025	June, 2026	103.5% of the CDI	800,449	800,454
December, 2025 (i)	January, 2027	104.5% of the CDI	606,270	647,316
February, 2026 (ii)	February, 2027	14.12% per year	603,239	-
February, 2026 (ii)	February, 2027	13.56% per year	302,056	-
			2,312,014	2,436,846

(i)     These borrowings were contracted in pre-fixed rate and in foreign currencies, for both variables the Company contracted financial derivatives for change to the CDI as mentioned in the note 29.

(ii)    These borrowings were contracted in foreign currencies, the Company contracted financial derivatives for change to the prefixed rate as mentioned in the note 29.

The borrowings balance refers to funds for working capital related to the merchant’s prepayment operation and credit underwriting. These borrowings have attractive interest rates and a substantially very short maturity date, therefore, the decision to raise funds through borrowings is based on market opportunities and financial efficiency regardless of the instrument used.

On March 31, 2026, the Group recorded the net effects of the swap derivatives designated to hedge accounting as a liability in the amount of R$116,664, basically represented by the different foreign exchange rates and interest rate volatility at the time of entering into the borrowings agreements on March 31, 2026. More details of financial instruments are presented in note 29.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

21. Borrowings (continued)

The table below demonstrates the changes in the borrowings:

On December 31, 2024	4,521,503
Addition	6,198,654
Payment	(8,504,049)
Interest	220,738
On December 31, 2025	2,436,846
Addition	931,625
Payment	(989,677)
Interest	38,795
Financial instruments	(105,575)
On March 31, 2026	2,312,014

22. Income tax and social contribution

a)        Reconciliation of the deferred income tax and social contribution

	Tax losses	Tax credit	Technological innovation (i)	Other temporary differences assets (ii)	Other temporary differences liability (iii)	Total
Deferred tax
On December 31, 2024	42,036	(6,744)	(863,411)	479,243	(1,345,614)	(1,694,490)
Included in the statement of income	(32,440)	(2,690)	(168,116)	193,547	(66,943)	(76,642)
Included in OCI (iv)	-	-	-	62,110	-	62,110
Other	-	-	-	2,363	-	2,363
On December 31, 2025 (v)	9,596	(9,434)	(1,031,527)	737,263	(1,412,557)	(1,706,659)
Included in the statement of income	(3,114)	(943)	(17,297)	(82,167)	146,678	43,158
Included in OCI (iv)	-	-	-	9,178	-	9,178
Other	-	-	-	2,997	-	2,997
On March 31, 2026	6,482	(10,377)	(1,048,824)	667,271	(1,265,879)	(1,651,326)

Deferred tax asset						94,265
Deferred tax liability						1,745,591

(i) Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the tax charges on the capitalized amount intangible assets.

(ii) The main other assets temporary difference refers to expected credit losses (Note 9) and taxes and contributions (Note 19).

(iii) The main other liability temporary difference refers to gain on the ownership of FIDC quotas, that will be realized only in the redemption of such quotas.

(iv) The amount refers mainly to the tax on accounts receivable mark-to-market, more details in note 8.

(v) In 2025 include the increases in tax rates of Contribution of Net Income (CSLL) related to Complimentary Law No. 224/2025 resulting in an expense in the amount of R$142,305.

Deferred tax assets are recognized for tax loss carry-forward to the extent that the realization of the related tax benefit through future taxable profits is probable. Tax losses do not have expiration date.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

22. Income tax and social contribution (continued)

b)        Reconciliation of the income tax and social contribution expense

PagSeguro Group computed income tax and social contribution under the taxable income method. The following is a reconciliation of the difference between the actual income tax and social contribution expense and the expense computed by applying the Brazilian federal statutory rate for the three-month periods ended March 31, 2026 and 2025.

	Three months ended March 31,
	2026	2025

Profit for the period before taxes	620,821	579,908
Statutory rate	34%	34%
Expected income tax and social contribution	(211,079)	(197,169)
Income tax and social contribution effect on:
Permanent additions (exclusions)
Gifts	(155)	(375)
R&D and technological innovation benefit - Law 11,196/05 (i)	80,994	79,442
Taxation of income abroad (ii)	48,051	52,794
Recorded (unrecorded) deferred taxes	311	287
Other additions (exclusions)	6,582	10,205
Income tax and social contribution expense	(75,296)	(54,816)
Effective rate	12%	9%
Income tax and social contribution - current	(118,454)	(134,832)
Income tax and social contribution - deferred	43,158	80,016

(i)      Refers to the benefit granted by the Technological Innovation Law (Lei do Bem), which reduces the income tax charges, based on the amount invested by the PagSeguro Group on specific intangible assets, see note 13.

(ii)     Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions, which differs from the Brazilian tax rate of 34% applied for the purpose of this note.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

23. Equity

a) Share capital

On March 31, 2026, share capital is represented by 290,677,709 common shares, per value of US$0.000025. Share capital is composed of the following shares for the period ended March 31, 2026:

December 31, 2024 shares outstanding	329.608.424
Treasury shares	24.119.090
Long-Term Incentive Plan	3.067.643
Repurchase of common shares	(27.186.733)
Share cancellation	(23.930.715)
December 31, 2025 shares outstanding	305.677.709
Treasury shares	2,189,046
Long-Term Incentive Plan	2,784,488
Repurchase of common shares	(4,973,534)
Share cancellation	(15,000,000)
March 31, 2026 shares outstanding	290,677,709

b) Capital reserve

The capital reserve can only be used to increase capital, offset losses, redeem, reimburse or purchase shares or pay cumulative dividends on preferred shares. For the three-month periods ended March 31, 2026, and 2025, the Group recognized the capital reserve movement related to the costs of the FIDM and FIDC in the amount of R$582 (R$559 in the three-month period ended March 31, 2025) and all the LTIP/ LTIP goals shares were delivered with treasury shares.

c) Share based long-term incentive plan (LTIP goals)

LTIP-Goals was established by PagSeguro Brazil on December 18, 2018, as approved by the Company’s board of directors, modified and ratified on August 7, 2019, February 21, 2020, January 19, 2021, August 16, 2021, and December 20, 2021. Beneficiaries under the LTIP-Goals are selected by the LTIP-Goals Committee, which consists of the Company’s Chairman of the board of directors and two officers of UOL.

The unvested portions of each beneficiary’s LTIP and LTIP goals rights will be settled on each future annual vesting date in cash, Class A common shares or a combination of the two.

This arrangement is classified as equity settled. For the three-month period ended March 31, 2026, the Group recognized in equity, costs related to the LTIP and LTIP Goals in the total amount of R$35,867 (R$29,790 in the three-month period ended March 31, 2025). On March 31, 2026, the amount of R$17,030 (R$57,646 on December 31, 2025) was accounted for LTIP and LTIP Goals social charges, including withholding income tax (Note 18).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

23. Equity (continued)

The maximum number of common shares that can be delivered to beneficiaries under the LTIP and LTIP Goals may not exceed 3% and 1% per year, respectively, of the PagSeguro Group’s issued share capital at any time. For the three-month period ending March 31, 2026, total shares delivered were 2,784,488 from treasury shares (3,067,643 for the three-month period ending March 31, 2025) representing 0.91% of total shares (0.93% for the three-month period ended March 31, 2025). Additionally total shares granted were 2,775,168 representing 0.95% of total shares.

d) OCI and equity valuation adjustments

The Group recognizes in this account the accumulated effect of the foreign exchange variation resulting from the conversion of the financial statements of the foreign subsidiaries BCPS, Pagseguro Colombia, Pagseguro Chile, Pagseguro Peru, Pagseguro Mexico and PBMX México which amounted to a loss of R$657 in the three-month period ended March 31, 2026 (loss of R$605 in the three-month period ended March 31, 2025). This accumulated effect will be reverted to the result of the year as gain or loss only in case of disposal or write-off of the investment.

The financial investments, LFTs acquired as part of compulsories reserves and accounts receivables mark-to-market mentioned in notes 6, 7 and 8, respectively, were classified at fair value through other comprehensive income. Unrealized gain on LFTs for the three-month period ended March 31, 2026 totaled R$12 (loss of R$146 for the three-month period ended March 31, 2025) and the unrealized losses in the accounts receivable mark-to-market, net of taxes, in the three-month period ended in March 31, 2026 totaled R$17,816 (R$47,920 in the three-month period ended March 31, 2025).

The derivatives financial instruments mentioned in note 12 and 21, designated as cash flow hedge, were classified at fair value through other comprehensive income. Unrealized losses on these hedge instruments, net of taxes, in the three-month period ended March 31, 2026, totaled R$5,818 (loss of R$2,905 in the three-month period ended March 31, 2025).

As part of transactions completed in prior years, the PagSeguro Group also recognized in this account the difference between the book value and the amounts paid in the acquisitions of additional interests from the non-controlling shareholders of the subsidiary represented by the accumulated amount of R$22,372 (R$22,372 as of December 31, 2025).

e) Treasury shares

On May 29, 2025, The Board of directors has authorized its third share repurchase program, under which PagSeguro Digital Ltd. may repurchase up to US$ 200 million in outstanding Class A common shares. The former program (announced in August 2024) was concluded after the repurchase of a total amount of US$200 million in Class A common shares. The new repurchase program will go into effect immediately and does not have a fixed expiration date.

The Company’s management is responsible for defining the timing and the number of shares to be acquired, within authorized limits.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

23. Equity (continued)

On May 13, 2025, the Company’s Board of Directors approved the cancellation of 23,930,715 common shares held in treasury, in the total amount of R$1,208,680. As a result of cancellation PagSeguro’s share capital will be comprised of 305,677,709.

On February 23, 2026, the Company’s Board of Directors approved the cancellation of 15,000,000 common shares held in treasury, in the total amount of R$735,060. As a result of cancellation PagSeguro’s share capital will be comprised of 290,677,709.

Treasury shares are composed of the following shares for the three-month period ended March 31, 2026:

Repurchase shares	Shares	Amount	Average Price (US$)
December 31, 2024 treasury shares	25,783,511	1,367,678	9.58

Repurchase of common shares	27,186,733	1,330,183	8.82
Long-term incentive plan	(3,067,643)	(159,803)	9.58
Share cancellation	(23,930,715)	(1,208,680)	8.98
December 31, 2025 treasury shares	25,971,886	1,329,378	9.34

Repurchase of common shares	4,973,534	282,840	10.41
Long-term incentive plan	(2,784,488)	(137,870)	9.46
Share cancellation	(15,000,000)	(735,060)	9.49
March 31, 2026 treasury shares	13,160,932	739,288	9.54

f) Dividends

On May 13, 2025 the Company’s Board of Directors approved the first payment of dividend of US$0.14 per common share of the Company. The dividends were paid on September 6, 2025, totaling R$236,037, being R$94,920 to controlling shareholders and R$141,117 to third-party shareholders.

On June 13, 2025 the Company’s Board of Directors approved the second payment of dividend of US$0.12 per common share of the Company. The dividends were paid on August 13, 2025, totaling R$195,164, being R$81,200 to controlling shareholders and R$113,964 to third-party shareholders.

On September 3, 2025 the Company’s Board of Directors approved the third payment of dividend of US$0.12 per common share of the Company. The dividends were paid in October and November 2025, totaling R$185,854, being R$76,650 to controlling shareholders and R$109,204 to third-party shareholders.

On December 30, 2025 the Company’s Board of Directors approved the fourth payment of dividend of US$0.12 per common share of the Company. The dividends were paid in February 2026, totaling R$171,985, being R$78,288 to controlling shareholders and R$93,756 to third-party shareholders.

On January 2, 2026 the Company’s Board of Directors approved the fifth payment of dividend of US$0.26 per common share of the Company, in the amount of R$376,620, being R$171,805 to controlling shareholders and R$204,815 to third-party shareholders. The provision is an estimate subject to fluctuations caused by the exchange rate at the payment date.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

24. Earnings per share

a)        Basic

Basic earnings per share is calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares issued and outstanding for the three-month periods ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Profit attributable to stockholders of the Company	545,525	525,092
Weighted average number of outstanding common shares (thousands)	279,137,960	303,580,939
Basic earnings per share - R$	1.9543	1.7297

b)        Diluted

Diluted earnings per share are calculated by dividing net income attributable to equity holders of PagSeguro Digital by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. The shares in the LTIP and LTIP Goals are the only shares with potential dilutive effect. In this case, a calculation is done to determine the number of shares that could have been acquired at fair value.

	Three months ended March 31,
	2026	2025
Profit used to determine diluted earnings per share	545,525	525,092
Weighted average number of outstanding common shares (thousands)	279,137,960	303,580,939
Weighted average number of shares that would have been issued at average market price	3,727,922	1,993,665
Weighted average number of common shares for diluted earnings per share (thousands)	282,865,882	305,574,604
	1.9286	1.7184

The weighted average number of outstanding common shares decreased due to the repurchase of common shares (treasury shares).

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

25. Total revenue and income

	Three months ended March 31,
	2026	2025

Gross amount from transaction activities and other services (i)	2,293,460	2,308,733
Gross financial amount (ii)	2,882,584	2,750,635
Gross other financial amount (iii)	287,266	213,262
Total gross amount	5,463,310	5,272,630

Deductions from gross amount from transactions activities and other services (iv)	(314,037)	(294,811)
Deductions from gross financial amount (v)	(80,006)	(53,341)
Deductions from gross other financial amount (vi)	(63,406)	(74,322)
Total deductions from gross amount	(457,449)	(422,474)
Total revenue and income	5,005,861	4,850,156

(i)                 Includes mainly intermediation fee, membership fee and credit operations revenues.

(ii)                Includes income from early payment of notes payable to third parties.

(iii)               Includes (a) interest of financial investments and (b) gain on exchange variation.

(iv)               Deductions consist of transactions taxes.

(v)                Deductions consist of taxes on financial income.

(vi)               Deductions consist of taxes on other financial income.

26. Expenses by nature

	Three months ended March 31,
	2026	2025

Transactions costs (i)	(1,670,544)	(1,715,424)
Marketing and advertising	(180,673)	(210,274)
Personnel expenses (ii)	(333,126)	(347,846)
Financial costs (iii)	(1,340,099)	(1,177,779)
Total Losses (iv)	(46,065)	(62,387)
Credit loss allowance expenses (v)	(60,012)	(21,065)
Depreciation and amortization (vii)	(461,876)	(439,008)
Other (vi)	(292,643)	(296,465)
	(4,385,040)	(4,270,248)

Classified as:
Cost of services	(2,319,555)	(2,360,174)
Selling expenses	(375,137)	(402,040)
Credit loss allowance expenses	(60,012)	(21,065)
Administrative expenses	(242,080)	(242,948)
Financial costs	(1,340,097)	(1,177,823)
Other income (expenses), net	(48,159)	(66,198)
	(4,385,040)	(4,270,248)

(i)     Transactions costs are mainly composed by costs related to interchange fees of card issuers and card scheme fees.

(ii)    Personnel expenses includes compensation expenses in the amount of R$23,632 related to the LTIP goals for the three-month period ended March 31, 2026 (R$22,667 for the three-month period ended March 31, 2025). Personnel expenses, include capitalization of LTIP goals in the amount of R$35,087 in the three-month period ended March 31, 2026 (R$28,408 in the three-month period ended March 31, 2025).

(iii)   Relates to: (i) the early collection of receivables, which amounted to R$162,975 for the three-month period ended March 31, 2026 (R$158,169 in the three-month period ended March 31, 2025), (ii) interest of deposits and banking accounts which amounted to R$978,047 in the three-month period ended March 31, 2026 (R$847,208 in the three-month period ended March 31, 2025), (iii) interest of borrowings which amounted to R$38,795 in the three-month period ended March 31, 2026 (R$65,520 in the three-month period ended March 31, 2025) and (iv) interest of FIDC quota holders which amounted to R$42,164 in the three-month period ended March 31, 2026 (R$37,027 in the three-month period ended March 31, 2025).

(iv)  Chargeback refers to amounts recognized in the three-month period ended March 31, 2026 related to: (i) card processing operations (acquiring and issuing) and losses on digital accounts in the amount of R$46,053 in the three-month period ended March 31, 2026 (compared to R$62,387 in the three-month period ended March 31, 2025).

(v)   Credit loss allowance expenses of credit portfolio in the amount of R$60,026 in the three-month period ended March 31, 2026 (R$21,065 in the three-month period ended March 31, 2025).

(vi)  For the three-month period ended March 31, 2026, the amount is impacted by R$16,302 (R$37,709 for the three-month period ended March 31, 2025) related to provision of POS devices, as described in note 12

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

26. Expenses by nature (continued)

(vii) Depreciation and amortization amounts incurred in the period are segregated between costs and expenses as presented below:

	Three months ended March 31,
	2026	2025

Depreciation
Cost of sales and services (i)	(209,099)	(215,551)
Selling expenses	(1,228)	(1,665)
Administrative expenses	(7,417)	(6,851)
	(217,744)	(224,066)
Amortization
Cost of sales and services	(263,516)	(228,411)
Administrative expenses (ii)	(3,560)	(6,561)
	(267,076)	(234,972)

PIS and COFINS credits (iii)	22,944	20,030

Depreciation and amortization expense, net	(461,876)	(439,008)

(i)     The depreciation of POS in the three-month period ended March 31, 2026 amounted to R$201,092 (R$206,560 in the three-month period ended March 31, 2025).

(ii)    Included in this amount are LTIP goals in the amount of R$R$18,796 in the three-month period ended March 31, 2026 (R$15,590 for the three-month period ended March 31, 2025). Additionally, has amortizations of acquired companies in the amount of R$2,488 in the three-month period ended March 31, 2026 (R$5,408 in the three-month period ended March 31, 2025).

(iii)  PagSeguro Brazil has a tax benefit on PIS and COFINS that allows it to reduce the depreciation and amortization over some operational expenses when incurred. This tax benefit is recognized directly as a reduction of depreciation and amortization expenses.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

27. Financial instruments by category

The PagSeguro Group estimates the fair value of its financial instruments using available market information and appropriate valuation methodologies for each situation.

The interpretation of market data, as regards the choice of methodologies, requires considerable judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Therefore, the estimates presented may not necessarily indicate the amounts that could be obtained in the current market. The use of different hypotheses to calculate market value or fair value may have a material impact on the amounts obtained. The assets and liabilities presented in this note were selected based on their relevance.

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to their fair value. However, since they do not have an active market (except for the LFT included in financial investments, which is actively traded in the market), variations could occur in the event the PagSeguro Group were to decide to settle or realize them in advance.

The PagSeguro Group classifies its financial instruments into the following categories:

	March 31, 2026	December 31, 2025
Financial assets
Amortized cost:
Cash and cash equivalents	1,590,208	1,857,507
Financial investments	490,026	534,744
Accounts receivables	51,476,019	51,776,484
Credit portfolio	4,548,949	4,206,367
Compulsory reserve	4,466,619	4,175,529
Other receivables	663,781	365,465
Judicial deposits	128,735	116,220
Receivables from related parties	23,838	25,902
Fair value through other comprehensive income
Accounts receivables	4,543,665	4,284,940
Financial investments	118,747	55,270
Compulsory reserve	82,483	96,051
Derivative financial instruments	-	4,894
Fair value through profit or loss
Derivative financial instruments	-	30
	68,133,070	67,499,403

Financial liabilities	March 31, 2026	December 31, 2025
Amortized cost:
Payables to third parties	9,948,718	10,893,747
Obligations to FIDC quota holders	2,209,841	1,171,463
Checking Accounts	10,621,669	12,243,699
Trade payables	530,329	606,743
Dividends payables	376,620	184,686
Payables to related parties	721,432	780,398
Banking Issuances	31,025,766	28,427,994
Borrowings	2,312,014	2,436,846
Deferred revenue	98,449	109,980
Other liabilities	108,639	106,694
Fair value through profit or loss
Derivative financial instruments	36,369	33,175
Fair value through other comprehensive income
Derivative financial instruments	120,878	90,776
	58,110,725	57,086,201

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management

PagSeguro Group's activities expose it to a variety of financial risks: market risk, fraud risk (chargeback), credit risk and liquidity risk. The PagSeguro Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the PagSeguro Group’s financial performance.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. In the Pagseguro Group, market risk comprises interest rate risk, foreign currency risk and other price risk, such as equity price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Pagseguro Group's exposure to the risk of changes in market interest rates arises primarily from financial investments and deposits both subject to variable interest rates, principally the CDI rate. The Pagseguro Group conducted a sensitivity analysis for the following twelve month of the interest rate risks to which the financial instruments are exposed as of March 31, 2026. For this analysis, the Pagseguro Group adopted three different scenarios: (i) maintenance of current rate of 14.40% of CDI, (ii) decrease of the rate to 12.90% of CDI, considered by management as the probable scenario and (iii) simulated scenario, where the rate reduces only to 13.40% of CDI. As a result, financial income (with respect to financial investments) and financial expenses (with respect to certificate of deposit, corporate securities, banking accounts and interbank deposits) would be impacted as follows:

Transaction	Interest rate risk	Book Value	Scenario with maintaining of CDI (14.40%)	Probable scenario with decrease of CDI 12.90%	Simulated scenario with decrease to 13.40%
Short-term investment	100% of CDI	895,558	128,960	115,527	120,005
Financial investments	100% of CDI	608,773	87,663	78,532	81,576
Compulsory reserve	100% of CDI	4,549,102	655,071	586,834	609,580
Certificate of Deposit	103% of CDI	18,513,840	(2,745,973)	(2,459,934)	(2,555,280)
Certificate of Deposit - related party	105% of CDI	662,976	(100,242)	(89,800)	(93,281)
Interbank deposits	107% of CDI	12,511,926	(1,927,838)	(1,727,021)	(1,793,960)
Checking Accounts	41% of CDI	10,621,669	(627,103)	(561,780)	(583,554)
Borrowings	103% of CDI	2,312,014	(342,918)	(307,197)	(319,104)
Obligations to FIDC quota holders	106% of CDI	2,209,841	(337,310)	(302,174)	(313,886)
Total			(5,209,688)	(4,667,014)	(4,847,905)

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management (continued)

Foreign exchange risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Pagseguro Group’s exposure to the risk when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Company’s risk is mainly related to POS purchases and dividends, which are negotiated in US dollars. The Pagseguro Group conducted a sensitivity analysis for the following twelve months of the foreign exchange rate risks to POS purchases and dividends as of March 31, 2026. For this analysis, the Pagseguro Group adopted three different scenarios: (i) maintenance of foreign exchange of R$5.22 per USD1.00, (ii) decrease 10% to R$4.70 per USD1.00 and (iii) increase 10% to R$5.74 per USD1.00:

Transaction	Exchange rate	Book Value (USD)	Maintaining exchange rate	Decrease of 10%	Increase of 10%
Cash and cash equivalents	5.22	73,719	384,813	346,295	423,243
Dividends	5.22	(72,154)	(376,582)	(338,943)	(414,258)
POS Purchases	5.22	(116,335)	(607,199)	(546,484)	(667,914)
Total			(598,968)	(539,132)	(658,929)

Pagseguro Tecnologia, BCPS, PSGP Mexico, PBMX Mexico, Pagseguro Colombia, Pagseguro Chile and Pagseguro Peru have not material revenues in other currencies; cash and cash equivalents maintained in other countries foreign currency exposure generated in companies like PagSeguro Colombia, PagSeguro Chile, are being hedged through a non-derivative forward.

Equity price risk

The Pagseguro Group’s non-listed equity investments are susceptible to market price risk arising from uncertainties about future values of the investment. As of March 31, 2026, and December 31, 2025, the exposure to equity prices from such investments was not material.

Fraud risk (chargeback)

The PagSeguro Group's sales transactions are susceptible to potentially fraudulent or improper sales and it uses the following two processes to control the fraud risk:

(i)   The first process consists of monitoring, on a real time basis, the transactions carried out with credit and debit cards and payment slips, through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on a periodic basis.

(ii)  The second process detects chargebacks and disputes not identified by the first process. This is a supplemental process and increases the PagSeguro Group's ability to avoid new frauds. PagSeguro’s expenses with chargebacks are disclosed in note 26.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management (continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Pagseguro Group’s is exposed to credit risk from its operating activities (primarily accounts receivable) and from its financing activities, including deposits with banks and financial institutions, and other financial instruments such as loans and credit card receivables with the Company’s customers.

Credit risk is managed on a group basis and for its accounts receivable is limited to the possibility of default by: (a) the card issuers, which have the obligation of transferring to the credit and debit card labels the fees charged for the transactions carried out by their card holders, (b) the acquirers, which are used by the PagSeguro Group’s to approve transactions with the issuers and (c) analyses for the customers background to provide access to credit portfolio.

In order to mitigate this risk, PagSeguro Brazil has established a Credit Committee, whose responsibility is to assess the level of risk of each of the card issuers served by PagSeguro Group, classifying them into three groups:

(i)   Card issuers with a low level of risk, with credit ratings assigned by FITCH, S&P and Moody's, which do not require additional monitoring; and

(ii)  Card issuers with a medium level of risk, which are also monitored in accordance with the financial metrics and ratios; and

(iii) Card issuers with a high level of risk, which are assessed by the committee at monthly meetings.

As of March 31, 2026, management assessed the risk related to receivables from transactions originated by card issuers under potential liquidity scenarios and concluded that there was no material impact on the financial statements.

PagSeguro Group has a rating process for loans and credit, based on statistical application models (in the early stages of customer relationships) and behavior scoring (used for customers who already have a relationship history). A process for designing, calibrating, and implementing policies and guidelines for granting credit and calibrating collection rules.

A process for monitoring the portfolio’s risk profile, with a prospective view, which generates early warning feedbacks to the credit granting policies and risk classification models in a timely manner.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management (continued)

Liquidity risk

The PagSeguro Group manages liquidity risk by maintaining reserves, bank and credit lines in order to obtain borrowings, when deemed appropriate. The PagSeguro Group continuously monitors actual and projected cash flows and matches the maturity profile of its financial assets and liabilities to ensure that the PagSeguro Group has enough funds to honor its obligations to third parties and meet its operational needs.

The PagSeguro Group invests surplus cash in interest-bearing financial investments, choosing instruments with appropriate maturity or enough liquidity to provide adequate margin as determined by the forecasts. On March 31, 2026, PagSeguro Group held cash and cash equivalents of R$1,590,208 (R$1,857,507 on December 31, 2025).

The table below shows the PagSeguro Group’s non-derivative financial liabilities divided into the relevant maturity group based on the remaining period from the balance sheet date and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Due within 30 days	Due within 31 to 120 days	Due within 121 to 180 days	Due within 181 to 360 days	Due to 361 days or more days

On March 31, 2026
Payables to third parties	4,784,383	3,372,414	834,467	901,523	55,931
Checking Accounts	10,752,227	-	-	-	-
Obligations to FIDC quota holders	-	-	-	1,357,283	1,153,442
Trade payables	529,862	467	-	-	-
Payables to related parties	3,406	11,533	15,500	197,313	527,531
Borrowings	-	830,772	-	1,740,608	-
Banking Issuances	8,326,251	5,028,578	1,420,595	5,994,167	12,949,920
	24,396,129	9,243,765	2,270,562	10,190,895	14,686,824
On December 31, 2025
Payables to third parties	5,729,412	3,372,414	834,467	901,523	55,931
Checking Accounts	12,396,746	-	-	-	-
Obligations to FIDC quota holders	-	-	-	1,312,478	-
Trade payables	603,861	2,462	209	210	-
Payables to related parties	-	52,100	-	278,954	531,282
Borrowings	1,002,056	831,968	-	101,942	-
Banking Issuances	5,771,704	6,425,307	2,671,573	5,068,113	10,944,810
	25,515,271	10,684,251	3,506,250	7,663,220	11,532,022

Social, environmental and climate risks

Social, environmental, and climate risks are the possibility of losses due to exposure to events of social, environmental and/or climate origin related to the activities carried out by the PagSeguro Group. Management evaluated the social, environmental and climate factors in which its businesses are inserted and considers them to have a low impact on the creation of shared value in the short, medium, and long term.

Despite this, PagSeguro adopts a Social, Environmental, and Climate Responsibility Policy (PRSAC) that guides its decision-making and integrates sustainable practices across its operations. This policy consolidates the principles and standards that shape the company’s approach to social, environmental, and climate-related matters, ensuring these considerations are embedded in the development of products and services as well as in its interaction with customers, partners, and other key stakeholders.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

28. Financial risk management (continued)

To mitigate social, environmental and climate risks, actions are carried out to analyze processes, risks and controls, follow up on new rules related to the topic and record occurrences in internal systems. In addition to identification, the stages of prioritization, risk response, mitigation, monitoring and reporting of assessed risks complement the management of this risk at the PagSeguro Group.

29. Derivative financial instruments designated to hedge accounting

Pagseguro Group trades derivative financial instruments (SWAPs and NDFs) to manage its overall exposures (foreign currency, inflation index and interest rate).

i)          Cash flow hedge

In January 2025 and December 2025, the PagSeguro Group entered in borrowings agreements of EU€150 million with prefixed rate of 4.08% and EU€110 million with prefixed rate of 3.15%, respectively, with a maturity of one-year from the execution date and the payments will be made with a single instalment as the due date as mentioned in note 21. In both operations, the Company contracted into a swaps, with the specific objective to protect said borrowings from fluctuations arising from exchange variation, changing both the risk of exchange and prefixed rates to CDI, since the Company's strategy is to control all its financial assets and liabilities through the CDI. All the amounts are covered with the derivatives and the same due date is applied.

In February 2026, the PagSeguro Group entered two borrowings agreements of EU€50 million and EU€100 million, with prefixed rate of 3.64%, with a maturity of one-year from the execution date and the payments will be made with a single instalment as the due date as mentioned in note 22. In both operations, the Company contracted into a swaps, with the specific objective to protect said borrowings from fluctuations arising from exchange variation, changing the risk of exchange to prefixed rates of 13.56% and 14.12%, respectively. All the amounts are covered with the derivatives and the same due date is applied.

In December 2025, PagSeguro Group contracted a Non-deliverable forward (“NDF”) with the specific objective to protect some of the POS acquisitions from fluctuation arising from exchange variation, changing the risk from dollars to reais.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

29. Derivative financial instruments designated to hedge accounting (continued)

Below is the composition of the derivative financial instrument’s portfolio by type of instrument, asset value, liability value and fair value, financial instrument and MTM registered in OCI:

March 31, 2026
Risk factor	Liabilities	Financial Instruments	Fair Value	MTM	Effectiveness assessment	Hedge ineffectiveness (iii)
Swap of currency EUR	(603,604)	(27,708)	(25,919)	(1,789)	25,919	-
Swap of currency EUR	(607,171)	(72,727)	(67,856)	(4,871)	67,856	-
Swap of currency EUR	(302,315)	(16,228)	(15,023)	(1,206)	15,023	-
NDF of currency USD	(86,215)	(4,214)	-	(4,214)	-	-

December 31, 2025
Risk factor	Liabilities	Financial Instruments	Fair Value	MTM	Effectiveness assessment	Hedge ineffectiveness (iii)
Swap of currency EUR	(647,386)	(8,266)	(4,384)	(3,882)	4,384	-
Swap of currency EUR	(992,375)	(30,285)	(26,437)	(3,848)	26,375	(62)
NDF of currency USD	(213,324)	4,464	-	4,464	-	-

(i)     The amounts include taxes that were presented in taxes and contributions.

(ii)    In the balance sheet the amounts presented in derivative financial instruments include others financial instruments not-designated to hedge accounting.

(iii)  Hedge ineffectiveness is recognized in “Net income/(loss) from financial costs” in the PagSeguro Group’s consolidated income statement.

ii)         Fair value hedge

The PagSeguro Group issued certificates of deposits with fixed interest rates. For these certificates of deposits, the Group entered into swaps with the specific objective of protecting said deposits from fluctuations arising from inflation and high interest rates, exchange them for CDI rates. All the amounts, which include principal and interest, are covered and the same due dates are applied. Below is the composition of the derivative financial instrument portfolio by type of instrument, liability value and fair value, financial instrument and MTM registered in profit and loss.

March 31, 2026
	(+) Asset (-) Liability	Financial Instruments (i)	Fair Value	MTM	Effectiveness assessment	Hedge ineffectiveness (ii)
Payroll loans portfolio	250,270	(1,051)	(2,497)	1,446	2,547	50
Fixed rated CDB	(7,572,545)	(32,748)	(36,211)	3,464	36,211	-

December 31, 2025
	(+) Asset (-) Liability	Financial Instruments (i)	Fair Value	MTM	Effectiveness assessment	Hedge ineffectiveness (ii)
Payroll loans portfolio	302,060	4	(5,773)	5,777	6,292	520
Fixed rated CDB	(9,449,998)	(36,690)	(59,291)	22,601	59,291	-

(i)     In the balance sheet the amounts presented in derivative financial instruments include others financial instruments not-designated to hedge accounting.

(ii)    Hedge ineffectiveness is recognized in “Net income/(loss) from financial costs” in the PagSeguro Group’s consolidated income statement.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

29. Derivative financial instruments designated to hedge accounting (continued)

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks, additionally, as the main financial assets and financial liabilities of the Group are measured by CDI, the PagSeguro Group’s strategy is to change any other risk factors to CDI. The PagSeguro Group undertakes risk management through the economic relationship between hedge instruments and hedged item, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors. The Group performs the hedging account effectiveness as each reporting date test and for the three-month periods ended March 31, 2026 and 2025, these tests were effective.

30. Non-cash transactions

	For the three-month ended March 31,
	2026	2025
Non-cash operation activities
Distribution of LTIP with treasury shares	137,870	159,803
Share cancellation	735,060	-
MTM of financial assets	(26,994)	(72,894)

Non-cash investing activities
Property and equipment acquired through lease	11,379	6,802

31. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used to measure fair value, as shown below:

●      Level 1 - Quoted prices (unadjusted) in active markets for identical assets and liabilities.

●      Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

●      Level 3 - Inputs for the assets and liabilities that are not based on observable market data (that is, unobservable inputs).

The PagSeguro Group believes that the financial instruments recognized in these consolidated financial statements at their carrying amount are substantially similar to its fair value. Regarding financial assets, they are comprised by accounts receivable from credit/debit card issuers and acquirers originated from transactions through PagSeguro Group payment platform comprised of transactions approved by large financial institutions in the normal course of business. The financial investments are represented by government bonds with quoted prices in an active market and recognized in the balance sheet based on its fair value.

Financial liabilities are mostly represented by deposits and short-term payables to merchants which are paid in accordance with the contract set out with the merchant and other short-term payables to service providers in the normal course of business and, as such, also approximate from their fair values. There were no transfers between Levels 1, 2 and 3 in 2026.

PagSeguro Digital Ltd.

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026 and for the three-month periods ended March 31, 2026 and 2025

(All amounts in thousands of reais unless otherwise stated)

31. Fair value measurement (continued)

The following table provides the fair value measurement hierarchy of PagSeguro Group's financial assets and financial liabilities as of March 31, 2026:

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	-	1,590,208	-
Financial investments	255,624	353,149	-
Compulsory reserve	4,549,102	-	-
Accounts receivable	-	56,019,684	-
Credit portfolio	-	4,548,949	-
Other receivables	-	663,782	-
Judicial deposits	-	128,735	-
Receivables from related parties	-	23,838	-
Financial liabilities
Payables to third parties	-	9,948,717	-
Checking Accounts	-	10,621,669	-
Obligations to FIDC quota holders	-	2,209,842	-
Trade payables	-	530,329	-
Payables to related parties	-	721,433	-
Dividends to be paid	-	376,620	-
Banking Issuances	-	31,025,765	-
Borrowings	-	2,312,014	-
Derivative Financial Instruments	-	157,247	-
Deferred revenue	-	98,449	-
Other liabilities	-	108,639	-

	December 31, 2025
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Cash and cash equivalents	-	1,857,507	-
Financial investments	195,565	394,403	-
Compulsory reserve	4,271,581	-	-
Accounts receivable	-	56,061,414	-
Derivative financial Instruments	-	4,206,368	-
Credit portfolio	-	4,924	-
Other receivables	-	365,465	-
Judicial deposits	-	116,220	-
Receivables from related parties	-	25,902	-
Financial liabilities
Payables to third parties	-	10,893,747	-
Checking accounts	-	12,243,699	-
Obligations to FIDC quota holders	-	1,171,463	-
Trade payables	-	606,743	-
Payables to related parties	-	780,398	-
Dividends to be paid	-	184,686	-
Banking Issuances	-	28,427,994	-
Derivative financial instruments	-	123,951	-
Borrowings	-	2,436,846	-
Deferred revenue	-	109,980	-
Other liabilities	-	106,693	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026

PagSeguro Digital Ltd.

By:	/s/ Gustavo Bahia Gama Sechin
Name:	Gustavo Bahia Gama Sechin
Title:	Chief Financial Officer and Chief Accounting Officer